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EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Conforce International, Inc.

Gentlemen:

We consent to the inclusion of our Report of Independent Registered Public Accounting Firm dated February 24, 2010, with respect to the consolidated financial statements of Conforce International, Inc. and its subsidiaries as of and for the year ended March 31, 2009, in the filing of the Annual Report of Form 10-K/A for Conforce International, Inc.

Chartered Accountants, Licensed Public Accountants

Markham, Ontario
February 24, 2010

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.